CUSIP No. 683707103

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Open Energy Corporation
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    683707103
                                 (CUSIP Number)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                       1900 Avenue of the Stars, 19th Fl.
                              Los Angeles, CA 90067
                                 (310) 201-7542
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 20, 2008
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 683707103

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David Gelbaum, Trustee, The Quercus Trust

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (A) /X/
                                                                         (B) / /

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)  Citizenship or Place of Organization

     U.S.

                               (7)     Sole Voting Power
                                       -0-

Number of Shares               (8)     Shared Voting Power
Beneficially Owned                     95,663,041
by Each Reporting
Person With                    (9)     Sole Dispositive Power
                                       -0-

                               (10)    Shared Dispositive Power
                                       95,663,041

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     95,663,041

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13) Percent of Class Represented by Amount in Row (11)
     45.2%(1)

(14) Type of Reporting Person (See Instructions)
     IN

--------------------
(1) Based on 211,570,938 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

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CUSIP No. 683707103

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (A) /X/
                                                                         (B) / /

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)  Citizenship or Place of Organization

     U.S.

                               (7)     Sole Voting Power
                                       -0-

Number of Shares               (8)     Shared Voting Power
Beneficially Owned                     95,663,041
by Each Reporting
Person With                    (9)     Sole Dispositive Power
                                       -0-

                               (10)    Shared Dispositive Power
                                       95,663,041

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     95,663,041

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13) Percent of Class Represented by Amount in Row (11)
     45.2%(1)

(14) Type of Reporting Person (See Instructions)
     IN

-------------------
(1) Based on 211,570,938 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 683707103

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Quercus Trust

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (A) /X/
                                                                         (B) / /

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)  Citizenship or Place of Organization

     U.S.

                               (7)     Sole Voting Power
                                       -0-

Number of Shares               (8)     Shared Voting Power
Beneficially Owned                     95,663,041
by Each Reporting
Person With                    (9)     Sole Dispositive Power
                                       -0-

                               (10)    Shared Dispositive Power
                                       95,663,041

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     95,663,041

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13) Percent of Class Represented by Amount in Row (11)
     45.2%(1)

(14) Type of Reporting Person (See Instructions)
     OO

-------------------------
(1) Based on 211,570,938 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

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CUSIP No. 683707103

Item 1.  Security and Issuer

     This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust ("Trust"), David Gelbaum and Monica Chavez Gelbaum (collectively as the "Reporting Persons") with the Securities and Exchange Commission on July 19, 2007 (the "Initial Schedule 13D"). Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the reporting persons in the Initial Schedule 13D or prior amendments thereto.

Item 4.  Purpose of Transaction

         Reporting Persons currently beneficially own 95,663,041 shares of Issuer's Common Stock (the "Shares") representing 45.2% of the issued and outstanding securities of Issuer on a fully diluted basis. This Amendment No. 3 is being made to disclose that Reporting Persons (i) are no longer holding the Shares strictly for investment purposes and (ii) have presented to the Board of Directors of the Issuer (the "Board") on August 20, 2008, a proposed non-binding Term Sheet to purchase Preferred Stock and Warrants (the "Proposed Terms"), pursuant to which the Issuer will issue to the Reporting Persons 1,000,000 shares of Preferred Stock (the "Preferred Stock") for a purchase price of $67,000, convertible into up to 1,000,000 shares of Common Stock, and warrants (the "Warrants") to purchase 296,650,000 shares of Common Stock, at a purchase price of $0.02 per warrant (for an aggregate purchase price of $5,933,000) with an exercise price of $0.067 per share. The Proposed Terms include the following, which are qualified in their entirety by reference to the Term Sheet attached hereto as Exhibit "B":

     (a) The Preferred Stock, voting as a separate class, will have the right to appoint a majority of the Board, and, at the closing (the "Closing") of the proposed transaction, persons designated by the Trust shall be appointed to and shall constitute a majority of the Board of Directors.

     (b) The issuance of the Preferred Stock will be subject to approval by the Company's stockholders of an amendment to the Company's Certificate of Incorporation authorizing the creation of such class of securities.

     (c) The consideration for the purchase of the Warrant and the Preferred Stock will consist of $4.2 million in cash and $1.8 million in the form of payment of past due interest on debt from the Issuer to the Trust and a loan modification fee relating to the reduction of collateral requirements relating to secured debt held by the Trust (the parties have also discussed an extension of the maturity of such debt, which currently matures on October 30, 2008).

     (d) The conversion price of a $20,000,000 Convertible Debenture previously issued by the Issuer to the Trust will be reduced to $0.067, and the Convertible Debenture will become entitled to vote on all matters presented to Common Stockholders on an as-converted basis, to the extent permitted by law. All future interest payable in respect of such Convertible Debenture shall be payable in warrants to purchase Common Stock at an exercise price of $0.067 per share, for a purchase price equal to $0.02 per Warrant.

     (e) The exercise price of the 43,618,541 currently outstanding warrants held by the Trust shall be reduced to $0.067 per share.

     (f) The Trust shall have the right to fund the next $5.1 million in financing required by the Company by purchasing, for $0.02 per warrant, additional warrants to purchase Common Stock of the Company at an exercise price of $0.067 per share.

     (g) The Company will use its best efforts following the Closing to increase its authorized Common Stock from 1.25 billion shares to a number sufficient to allow the exercise and conversion of all securities exercisable for or convertible into Common Stock of the Issuer.

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CUSIP No. 683707103

     (h) The Registration Rights Agreement by and among Quercus, the Company and others, shall be amended to provide that all securities issued to Quercus shall constitute "Registrable Securities" as defined therein. Quercus will not demand registration of its Registrable Securities until at least six months following the Closing Date.

     (i) So long as at least twenty-five percent (25%) of the Debenture(s) or the Preferred Stock remains outstanding, consent of the holders of a majority of the outstanding Preferred Stock and/or Debenture(s) shall be required for any action (by merger, reclassification or otherwise) that (i) results in the redemption or repurchase of any stock, (ii) results in any merger or other corporate reorganization that results in a change of control of the Company, or any transaction in which all or substantially all of the assets of the Company are sold, (iii) authorizes the issuance of debt in excess of Five Hundred Thousand Dollars ($500,000), (iv) changes the business of the Company, or (v) involves any transaction or compensation arrangements between the Company and its officers and directors.

     (j) 15% of the Company's Common Stock, on a fully-diluted basis, will be set aside as an option pool for management and other key employees. Options will be awarded by the Board post-closing in accordance with Exhibit A hereto. Existing options will be left in place or exchanged for new options in the case of employees granted new options.

     (k) Certain officers of the Company will be offered retention agreements pursuant to which they shall be entitled to three month's severance in the event they are terminated without cause or terminate their employment voluntarily for "good reason." Other severance packages will be waived and there shall be no employment or consulting agreements other than those terminable at will without payment of severance or other consideration.

     (l) Mr. Saltman shall resign all positions with the Company; his employment agreement shall be terminated, and he shall grant a full release to the Company; in exchange, the Company shall pay to Mr. Saltman $173,000, which shall be applied to pay taxes on prior share grants by the Company.

     (m) The term sheet is non-binding, and neither party has committed to consummate any transaction.


     In addition to potentially acquiring the above described securities of the Issuer, the Reporting Persons are considering exercising their voting power with respect to the Shares to take one or more of the following actions with respect to Issuer: (i) effecting a change in the present board of directors or management of the Issuer, including possibly changing the number or term of directors and filling any existing vacancies on the board; (ii) materially changing the present capitalization of Issuer; (iii) changing the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person; and/or (iv) effecting other material changes in the Issuer's business or corporate structure.

     Moreover, the Reporting Persons expressly retain their rights to further modify their plans with respect to the transactions described in this Amendment No. 3 or any prior amendment or the Initial Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate different plans and proposals which could result in the occurrence of any other actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, subject to applicable laws and regulations.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

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CUSIP No. 683707103

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 3 to
                     Schedule 13D.

         Exhibit B:  A copy of the Term Sheet for Offering of Preferred Stock and Warrants presented to the Board of Directors of the Issuer on August 20, 2008

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CUSIP No. 683707103


SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


Dated: August 25, 2007    /s/ David Gelbaum
                          -----------------------------------------------
                          David Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum, Attorney-In-Fact for Monica Chavez Gelbaum
                          -----------------------------------------------
                          Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum
                          -----------------------------------------------
                          The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

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CUSIP No. 683707103


                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 3 TO SCHEDULE 13D


     The undersigned agree that this Amendment No. 3 to Schedule 13D with respect to the Common Stock of Open Energy Corporation is a joint filing being made on their behalf.


Dated: August 25, 2007    /s/ David Gelbaum
                          -----------------------------------------------
                          David Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ Monica Chavez Gelbaum, Attorney-In-Fact for
                          Monica Chavez Gelbaum
                          -----------------------------------------------
                          Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum
                          -----------------------------------------------
                          The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

                                    EXHIBIT B

                            OPEN ENERGY CORPORATION.

             TERM SHEET FOR OFFERING OF PREFERRED STOCK AND WARRANTS


                                 August 20, 2008

     THIS TERM SHEET (the "Term Sheet") sets forth the principal terms for the issuance by OPEN ENERGY CORPORATION, a Nevada corporation (the "Company"), of Preferred Stock and Warrants to the Investor.

                          SUMMARY OF TERMS OF OFFERING


ISSUER:                       OPEN ENERGY CORPORATION, a Nevada corporation (the
                              "Company").

INVESTOR:                     The Quercus Trust ("Quercus").

SECURITIES:                   1,000,000 shares of Preferred Stock (the
                              "Preferred Stock") for a purchase price of $67,000, convertible into up to One Million
                              (1,000,000) shares of Common Stock and warrants
                              ("Warrants") to purchase 296,650,000 shares of Common Stock at a purchase price of $0.02 per Warrant. The Warrants shall be exercisable at $0.067 per share. The Warrants will include a cashless exercise provision. The Preferred Stock, voting as a separate class, shall have the right to appoint a majority of the Board of Directors of the Company. At the Closing, persons designated by Quercus shall be appointed to a majority of the positions on the Board of Directors of the Company. The issuance of the Preferred Stock shall be subject to the approval of an amendment to the Company's charter documents as described in "Authorized Capitalization."

AMOUNT OF FINANCING:          $6,000,000, composed of $4.2 million in cash and
                              $1.8 million consisting of accrued and unpaid interest (through September 30, 2008) on the outstanding $20,000,000 convertible debenture (the
                              "Convertible Debenture") currently held by
                              Quercus, and a modification fee relating to the reduction of the collateral to loan ratio on the secured financing advanced by Quercus to the Company.

MODIFICATION OF
EXISTING SECURITIES:          The conversion price of the Convertible Debenture
                              shall be reduced to $0.067 and shall continue to provide for full ratchet anti-dilution adjustments; the Convertible Debentures shall be entitled to vote on all matters presented to Common Stockholders on an as-converted basis; and all future interest payable in respect of the Convertible Debentures shall be payable in warrants to purchase Common Stock with a term of three years, and an exercise price of $0.067 per share (the purchase price for the warrants shall be $0.02 per share). The exercise price of the outstanding warrants held by Quercus shall be reduced to $0.067 and the number of shares issuable upon exercise of the Warrants shall be increased in inverse proportion to the reduction in the exercise price of the Warrants. The collateral ratio on the secured loan will be reduced to 100%, and the California rebates will no longer be retained by Quercus; instead, accrued interest will be paid in Warrants with the terms described above, at $0.02 per warrant.

FUTURE OFFERINGS:             The Company has provided Quercus with a cash needs
                              summary indicating that the Company expects to require an additional $5.1 million in financing in approximately 90 days. Quercus shall have the right (but not the obligation) to fund all or part of such additional requirement by purchasing, for $0.02 per warrant, warrants containing the same terms set forth above.

PRE-CLOSING
CAPITALIZATION:               The Company's capitalization immediately prior to
                              the issuance and sale of the Warrants shall be as it was at May 20, 2008, subject to changes resulting from the transactions contemplated and described herein. Except as existed at May 20, 2008, no obligations exist for the issuance of additional securities of any class.

                              Immediately following the Closing, the Board of Directors will consist of five members, three of whom shall be appointed by Quercus (anticipated to be Gelbaum, Anthony and Bartlett), Dr. Gary Cheek and David Field (who shall act as Chairman).

AUTHORIZED
CAPITALIZATION:               The Company is currently authorized to issue 1.125
                              billion shares of Common Stock. Immediately following the Closing, the Company shall use its best efforts to amend its charter documents as soon as practicable to provide for the issuance of the Preferred Stock as well as all shares of Common Stock issuable upon the exercise or conversion of all outstanding Warrants, the Convertible Debenture, and any other convertible securities outstanding.

REGISTRATION RIGHTS:          The Registration Rights Agreement by and among
                              Quercus, the Company and others, shall be amended to provide that all securities issued to Quercus shall be "Registrable Securities" as defined therein. Quercus will not demand registration of its Registrable Securities until at least six months following the Closing Date.

PROTECTIVE PROVISIONS:        So long as at least twenty-five percent (25%) of
                              the Debenture(s) or the Preferred Stock remains outstanding, consent of the holders of a majority of the outstanding New Debenture(s) shall be required for any action (by merger, reclassification or otherwise) that (i) results in the redemption or repurchase of any stock, (ii) results in any merger or other corporate reorganization that results in a change of control of the Company, or any transaction in which all or substantially all of the assets of the Company are sold, (iii) authorizes the issuance of debt in excess of Five Hundred Thousand Dollars
                              ($500,000), (iv) changes the business of the Company, or (v) involves any transaction or compensation arrangements between the Company and its officers and directors.

OPTION POOL:                  15% of the Company's Common Stock, on a
                              fully-diluted basis, will be set aside as an option pool for management and other key employees. Options will be awarded by the Board post-closing in accordance with Exhibit A hereto.
                              Existing options will be left in place or exchanged for new options in the case of employees granted to options.

RETENTION:                    Messrs. Fields, Gopal, Shields and Sprinkle, will
                              be offered retention agreements pursuant to which they shall be entitled to three month's severance in the event they are terminated without cause of terminate their employment voluntarily for "good reason." Other severance packages will be waived and there shall be no employment or consulting agreements other than those terminable at will without payment of severance or other consideration.

SALTMAN RESIGNATION:          Mr. Saltman shall resign all positions with the
                              Company; his employment agreement shall be terminated, and he shall grant a full release to the Company; in exchange, the Company shall pay to Mr. Saltman $173,000, which shall be applied to pay taxes on prior share grants by the Company.

BOSTATER LOAN:                The Company will loan an additional $62,000 to
                              Bostater which shall be applied to pay taxes on prior share grants by the Company, and her total borrowings from the Company ($290,000) shall be secured by her shares in the Company; in addition, Bostater shall grant a full release to the Company through the date of such release.

DOCUMENTATION:                The Securities will be purchased pursuant to a
                              definitive written purchase agreement
                              ("Agreement") and an Investor Rights Agreement containing representations, warranties and covenants of the Company and conditions to closing customary for a transaction of this kind.

CONFIDENTIALITY:              This Term Sheet is confidential and none of its
                              provisions or terms shall be disclosed to anyone who is not an officer or director of the Company or its agents, advisors and attorneys, except to the extent required by law.

OBSERVER:                     In the event Quercus does not exercise its right
                              to elect one or more directors of the Company, it shall be entitled to an observer of Board proceedings.

LEGAL FEES AND EXPENSES:      The Company shall bear its own fees and expenses
                              and shall pay at the closing the reasonable fees and expenses (not to exceed Twenty Thousand
                              Dollars [$20,000]) of counsel to the Quercus
                              Trust.

CONDITIONS PRECEDENT:         Except for the provision captioned
                              "Confidentiality," this Term Sheet is not intended as a legally binding commitment, and any obligation on the part either party is subject to the following conditions precedent:

                                 (i)  Completion of legal documentation
                                      satisfactory to the Company and Investor.

                                 (ii) There shall have occurred no material
                                      adverse change in the business or
                                      prospects of Company, as determined in
                                      Investor's sole discretion.

NO FURTHER COMMITMENT:        This Term Sheet reflects the only further
                              investment contemplated by Investor. Not only is this Term Sheet not binding as to the investment contemplated hereby, but the Company acknowledges that Investor has not committed, and does not intend to commit, to any investment in the Company.

TERMINATION:                  This Term Sheet shall terminate upon the earliest
                              to occur of (i) the execution and delivery of the Agreement, or (ii) August 25, 2008.


     IN WITNESS WHEREOF, the undersigned have executed this Term Sheet on the date(s) set forth below.

                                      "COMPANY"

                                      OPEN ENERGY CORPORATION., a Nevada
                                      corporation


                                      By
-------------------------------          -------------------------------------
             Date                        Name, Title

                                      "INVESTOR"

                                      THE QUERCUS TRUST


                                      By
--------------------------------         --------------------------------------
              Date                       David Gelbaum, Trustee